Exhibit 99.1

For Immediate Release

Bell renews MTN program and announces offering of MTN Debentures

MONTRÉAL, June 12, 2013 – Bell Canada (Bell) today announced the filing of a prospectus supplement to a short form base shelf prospectus dated May 17, 2013 with the various securities regulatory authorities in all the provinces of Canada and with the Securities and Exchange Commission (SEC) in the United States and the public offering of Cdn $1 billion of MTN debentures.

Renewal of MTN Program

The filing of the prospectus supplement was made to renew Bell’s MTN program and enables Bell to offer up to Cdn $4 billion of MTN Debentures from time to time over a 25-month period. The MTN Debentures will be fully and unconditionally guaranteed by BCE Inc. (TSX, NYSE: BCE). Consistent with past practice, the MTN program was renewed so as to continue to provide Bell with financial flexibility and efficient access to the Canadian and U.S. capital markets.

Bell also entered into an agreement with certain dealers under which the dealers have agreed to act as agents, principals or underwriters with respect to the future offering of the MTN Debentures.

Public offering of Cdn $1 billion of MTN Debentures

Bell is proceeding with a public offering of Cdn $1 billion of MTN Debentures pursuant its MTN program.

The 3.25% MTN Debentures, Series M-27, will be dated June 17, 2013, will mature on June 17, 2020 and will be issued at a price of Cdn $99.925 per $100 principal amount for a yield to the investor of 3.262% per annum compounded semi-annually.

The net proceeds of the offering are intended to be used for general corporate purposes, including the repayment of short-term debt, and funding a portion of the cost of BCE Inc.’s proposed acquisition of Astral Media Inc. (Astral), which is expected to close in early summer pending approval by the Canadian Radio-television and Telecommunications Commission (CRTC).

The MTN Debentures are being publicly offered in all provinces of Canada and to institutional investors in the United States that qualify for applicable state registration exemptions through a syndicate of agents. Closing of the offering of the MTN Debentures is expected to occur on June 17, 2013.

There shall be no offer, solicitation or sale of securities of Bell in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Bell will file a pricing supplement relating to this issue with the securities regulatory authorities in all provinces of Canada and with the SEC in the United States. A copy of the pricing supplement, the accompanying prospectus supplement and the prospectus for the offering may be obtained from the Investor Inquiries contact listed below.

About Bell

Bell is Canada’s largest communications company, providing consumers and business customers with leading TV Internet, wireless, home phone and business communications solutions. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Let’s Talk mental health initiative is a national charitable program that promotes Canadian mental health across Canada with the Bell Let’s Talk Day anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release, including, but not limited to, statements relating to the expected timing and completion of the proposed sale of MTN Debentures, the intended use of the net proceeds of such sale, the expected timing and completion of the pending acquisition by BCE Inc. of Astral and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed transactions referred to above. Readers are cautioned that such information may not be appropriate for other purposes. The timing and completion of the above-mentioned proposed transactions are subject to customary closing conditions, termination rights and other risks and uncertainties. In addition, the expected timing and completion of the proposed acquisition of Astral are subject to approval by the CRTC. Accordingly, there can be no assurance that the proposed transactions will occur, or that they will occur at the expected time indicated in this news release. For additional information with respect to certain of the assumptions and risks relating to the proposed acquisition of Astral, please refer to BCE Inc.’s 2012 annual MD&A dated March 7, 2013, and BCE Inc.’s 2013 first quarter MD&A dated May 8, 2013, filed with the securities regulatory authorities in all the provinces of Canada (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE Inc.’s website at bce.ca.

Media inquiries

Jean Charles Robillard

Bell Communications

(514) 870-4739

jean_charles.robillard@bell.ca

Investor inquiries

Thane Fotopoulos

BCE Investor Relations

(514) 870-4619

thane.fotopoulos@bell.ca